Exhibit 99.1

EARNINGS RELEASE

Delta Galil Reports Third Quarter of 2007 Results

Tel Aviv, Israel - November 14, 2007 - Delta Galil Industries Ltd. (NASDAQ: DELT), (“Delta”) the global provider of private label ladies’ intimate apparel, socks, men’s underwear and leisurewear, today reported results for the third quarter, which ended September 30, 2007.

•	Third quarter revenues were $172.4 million compared to $184.0 million reported in the third quarter of 2006, a decrease of 6.3%.
•	Revenues for the first nine months of 2007 were $481.5 million compared to $532.6 million reported in the first nine months of 2006, a decrease of 9.6%.
•	Third quarter operating income was $7.7 million, compared to $8.2 million reported in the third quarter of 2006.
•
Operating loss in the first nine months of 2007 was $0.9 million, compared to an operating income of $17.2 million in the first nine months of 2006. Operating income before restructuring expenses in the first nine months of 2007 was $9.9 million compared to $18.9 million in the first nine months of 2006.

•	Third quarter net income was $2.9 million or $0.15 per diluted share, compared to a net income of $3.2 million, or $0.17 per diluted share reported in the third quarter of 2006.
•	Net loss in the first nine months of 2007 was $13.8 million, or $0.73 per diluted share, compared to a net income of $2.7 million, or $0.15 per diluted share in the first nine months of 2006.

Net loss before restructuring expenses in the first nine months of 2007 was $3.0 million, or $0.16 per diluted share, compared to a net income before restructuring expenses of $4.4 million, or $0.24 per diluted share in the first nine months of 2006.

•	In the third quarter of 2007 the Company had negative operating cash flow of $11.2 million, compared to positive operating cash flow of $4.6 million in the third quarter of 2006.
•	In the first nine months of 2007 the Company had negative operating cash flow of $14.4 million compared to positive operating cash flow of $15.3 million in the first nine months of 2006.

Selected data in US $ millions:

	Q3 2007	Q3 2006	First nine months 2007	First nine months 2006
Revenues	$172.4	$184.0	$481.5	$532.6
Operating income (loss) excluding restructuring expenses	7.7	8.2	9.9	18.9
Operating income (loss)	7.7	8.2	(0.9)	17.2
Adjusted EBITDA[1]	10.8	12.2	19.6	30.3
Net income (loss) excluding restructuring expenses	2.9	3.2	(3.0)	4.4
Net income(loss)	2.9	3.2	(13.8)	2.7
Restructuring expenses	-,-	-,-	10.8	1.7
Operating cash flow	(11.2)	4.6	(14.4)	15.3

1Adjusted EBITDA is a non-GAAP measure used by the Company to measure performance of ongoing operations. It is derived from net income (loss) before taxes on income, financial expense net, restructuring expenses, depreciation and amortization expenses.
   For a calculation of Adjusted EBITDA, please refer to the table accompanying this press release.

Revenues by Geographic Area ($ millions)

	Third Quarter					Nine Months Ended September 30
	2007	% from total revenues	2006	% from total revenues	% Chg	2007	% from total revenues	2006	% from total revenues	% Chg
North America	101.2	58.7	110.9	60.3	(8.8)	275.1	57.2	322.9	60.6	(14.8)
Europe	52.9	30.7	56.9	30.9	(7.0)	154.7	32.1	166.1	31.2	(6.9)
Israel	18.1	10.5	15.7	8.5	15.3	51.1	10.6	42.7	8.0	19.7
Others	0.2	0.1	0.5	0.3	(69.8)	0.6	0.1	0.9	0.2	(24.8)
Total	172.4	100.0	184.0	100.0	(6.3)	481.5	100.0	532.6	100.0	(9.6)

Revenues and Operating Results by reportable segments ($ millions)

	Third Quarter					Nine Months Ended September 30
	Revenues			Operating Profit (loss)		Revenues			Operating Profit (loss)		Reorganization Expenses
	2007	2006	% Chg	2007	2006	2007	2006	% Chg	2007	2006	2007	2006
Delta USA-Mass Market	75.3	73.8	2.0	5.2	4.1	198.8	210.9	(5.7)	8.8	10.3
Intimate apparel- Europe and US-Upper Market (*)	49.0	67.1	(27.0)	(0.6)	3.9	144.4	194.6	(25.8)	(5.9)	7.1	8.5
Socks-Europe & US	30.1	28.7	4.9	1.2	(0.3)	89.9	87.3	3.0	2.9		2.0
Delta Marketing Israel	16.0	14.1	13.5	2.5	1.8	44.2	38.5	14.7	6.1	4.6
Seam-less	5.0	4.8	4.9	(0.3)	(0.5)	13.4	12.0	11.6	(1.2)	(1.0)	0.3
Adjustments & Others	(3.0)	(4.5)		(0.3)	(0.8)	(9.2)	(10.7)		(0.8)	(2.1)	-,-	1.7
Total	172.4	184.0	(6.3)	7.7	8.2	481.5	532.6	(9.6)	9.9	18.9	10.8	1.7
Restructuring expenses				-,-	-,-				(10.8)	(1.7)
Total Consolidated Operating (loss) income				7.7	8.2				(0.9)	17.2

(*)	Following the changes in the organizational structure the results of the US Upper Market and the Europe segments are presented together.
Comparable numbers were reclassified accordingly.

CEO Comments on the Quarter results and State of the Business

Mr. Aviram Lahav, Delta's CEO, stated, “The net and operating profit in the third quarter were driven by an increase in sales compared to the first two quarters of the year; our exit from sales of certain unprofitable product categories to customers in the US and in Europe; and the continued implementation of our restructuring plan including the transfer of production to Egypt and to the Far East.

“We continue to implement the restructuring plan and are working to reduce production in high cost sites, while transferring production into lower cost countries and reducing overhead. We believe that these measures will improve our business results in 2008.

“US Mass Market division sales increased by 2% in the third quarter, which was a major factor in the increase in operating profitability in this division in the quarter compared to the corresponding quarter of last year.

 “Third quarter sales in the Europe and US Intimate Apparel division decreased by 27% from the comparable quarter last year. These goods are produced in Israel, Jordan, Egypt and Thailand. This decrease is primarily due to significantly lower sales to a major US customer due to our decision to exit certain unprofitable categories. Sales for this division were also affected by a decrease in sales to a major European customer as a result of our exit from unprofitable categories. The reduction in the operating loss in this division, compared to previous quarters is due to the decrease in production in the company's facilities in Israel and in Jordan and continued transfer of production to Egypt as part of the restructuring plan which started in the beginning of the year.

“Sales in the Socks division for the third quarter of the year increased by 5% compared to the parallel quarter last year. The improvement in the operating profitability in this division is mainly due to the increase in sales and the implementation of the restructuring plan.

“Delta Marketing Israel, our domestic retail and wholesale activity reported consistently growing sales and operating income compared to the third quarter of last year.

"The negative operating cash flow in the third quarter of the year is due to an increase in accounts receivable as a result of the increase in sales in the third quarter compared to the second quarter of the year. The Company expects an improvement in the operating cash flow in the fourth quarter of the year", concluded Mr. Lahav.

Use of Non-GAAP Measures

This press release provides financial measures that are not calculated in accordance with generally accepted accounting principals (GAAP). The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it important to make these non-GAAP adjustments available to investors. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

Adjusted EBITDA is presented in the earnings release because management believes that it enhances the understanding of our operating results and is of interest to our investors. EBITDA, however, should not be considered as an alternative to operating income or income for the period as an indicator of our operating performance. Similarly, EBITDA should not be considered as an alternative to cash flows form operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies.

Delta Galil is a leading global manufacturer of quality apparel sold under brands such as Calvin Klein, Hugo Boss, Nike. Recognized for product innovation and development, Delta’s products are sold worldwide through retailers including Wal-Mart, Marks & Spencer, Target, Victoria’s Secret, JC Penney, Hema, and others. Headquartered in Israel, Delta operates manufacturing facilities in Israel, Jordan, Egypt, Turkey, Eastern Europe, Central America, the Caribbean and the Far East. For more information, please visit our website: www.deltagalil.com.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of Delta Galil Industries Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in quotas; our dependence on a few significant customers; our anticipated growth strategies; our intention to introduce new products; anticipated trends in our business; future expenditures for capital projects; and our ability to continue to control costs and maintain quality which could cause the actual results or performance of the company to differ materially from those described therein.

For a more detailed description of the risk factors and uncertainties affecting the Company, refer to the Company’s reports filed from time to time with the Securities and Exchange Commission including the Company's Annual Report on Form 20-F.

Contacts:
Yossi Hajaj	Delta Galil Industries Ltd.	Tel: +972-3-519-3744

U.S. Investors:
Andrea Costa	The Global Consulting Group	Tel: +1-646-284-9461

CONDENSED CONSOLIDATED STATEMENT OF INCOME

	Nine months ended		Three months ended
	September 30		September 30
	2007	2006	2007	2006
	In US $ thousand (except per share data)

Revenues	481,521	532,571	172,354	184,030
Cost of revenues	391,463	431,822	138,133	147,804
Gross profit	90,058	100,749	34,221	36,226
Selling, marketing, general and administrative expenses:
Selling and marketing expenses	66,944	67,299	22,270	22,590
General and administrative expenses	13,495	14,541	4,303	5,325
Gain from realization of assets	788	514	265	68
Restructuring expenses	10,800	1,663
Amortization of intangible asset	554	553	185	185
Operating income (loss)	(947)	17,207	7,728	8,194
Financial expenses - net	8,892	9,473	2,878	3,167
Income (loss) before taxes on income	(9,839)	7,734	4,850	5,027
Taxes on income	3,714	4,622	1,950	1,627
Income (loss) after taxes on income	(13,553)	3,112	2,900	3,400
Minority interest in losses of subsidiaries - net	205	377	35	155
Net income (loss) for the period	(13,758)	2,735	2,865	3,245
Earnings (loss) per share - basic	(0.73)	0.15	0.15	0.17
Earnings (loss) per share - diluted	(0.73)	0.15	0.15	0.17
Weighted average number of shares - in thousands:
Basic	18,740	18,696	18,740	18,698
Diluted	18,740	18,698	18,740	18,750

CONDENSED CONSOLIDATED BALANCE SHEET

	September 30		December 31
	2007	2006	2006
	In US $ thousands

Assets:
Current assets:
Cash and cash equivalents	8,895	9,060	10,342
Restricted cash			4,000
Accounts receivable:
Trade	115,793	115,637	109,710
Other	10,411	12,038	7,573
Inventories	136,137	131,201	131,556
Assets held for sale	4,260	4,532	4,474
Deferred income taxes	4,555	4,845	4,779
Total current assets	280,051	277,313	272,434

Investments and long-term receivables	7,576	9,140	8,344
Property, plant and equipment	90,678	100,879	99,263
Other assets and deferred charges	59,468	55,266	57,562
Intangible assets	12,705	13,820	13,259
Total assets	450,478	456,418	450,862

Liabilities and shareholders equity:
Current liabilities:
Short-term bank credit	163,957	125,786	124,039
Accounts payable:
Trade	50,651	60,581	59,038
Other	39,961	33,817	34,504
Total current liabilities	254,569	220,184	217,581

Long-term liabilities:
Bank loans and other liabilities	9,806	36,172	33,196
Liability for employee rights upon retirement	6,305	8,127	6,863
Deferred income taxes	2,009	1,416	2,159
Total long-term liabilities	18,120	45,715	42,218

Total liabilities	272,689	265,899	259,799
Minority interest	2,648	2,850	2,846
Shareholders' equity	175,141	187,669	188,217
Total Liabilities and shareholders equity	450,478	456,418	450,862

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

	Nine months ended		Three months ended
	September 30		September 30
	2007	2006	2007	2006
	In US $ thousands

Cash flows from operating activities:

Net income (loss) for the period	(13,758)	2,735	2,865	3,245
Adjustment required to reflect the cash flows from operating activities	(634)	12,596	(14,020)	1,314
Net cash provided by (used in) operating activities	(14,392)	15,331	(11,155)	4,559

Cash flows from investing activities:

Purchase of fixed assets	(7,192)	(4,374)	(2,071)	(1,288)
Additional payment for the acquisition of a subsidiary	(2,400)	(1,245)
Collection of restricted cash	4,000
Proceeds from realization of assets held for sale	302	2,846		750
Proceeds from realization of fixed assets	996	1,031	127	243
Other	1,327	(770)	939	170
Net cash used in investing activities	(2,967)	(2,512)	(1,005)	(125)

Cash flows from financing activities:

Long-term bank loans - net	(32,089)	(39,748)	(3,800)	(6,800)
Short-term bank credit - net	48,617	21,846	14,212	929
Other	(616)	(487)	(175)	(26)
Net cash provided by (used in) financing activities	15,912	(18,389)	10,237	(5,897)

DECREASE IN CASH AND CASH EQUIVALENTS	(1,447)	(5,570)	(1,923)	(1,463)
TRANSLATION IN DIFFERENCES IN CASH AND CASH EQUIVALENTS		35
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	10,342	14,595	10,818	10,523
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	8,895	9,060	8,895	9,060

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

	Nine months ended		Three months ended
	September 30		September 30
	2007	2006	2007	2006
	In US $ thousands

Adjustment required to reflect the cash flows from operating activities:

Income and expenses not involving cash flows:
Depreciation and amortization	9,740	11,477	3,089	4,001
Restructuring expenses and impairment of assets	9,297	1,241	(930)	(422)
Deferred income taxes - net	216	20	(234)	145
Capital gain from realization of assets	(788)	(514)	(265)	(68)
Other	(654)	497	(235)	(159)
	17,811	12,721	1,425	3,497

Changes in operating assets and liabilities items:

Increase in accounts receivable	(8,613)	(10,268)	(15,586)	(6,311)
Decrease in accounts payable and accruals	(5,251)	(5,837)	(1,775)	(590)
Decrease (increase) in inventories	(4,581)	15,980	1,916	4,718
	(18,445)	(125)	(15,445)	(2,183)
	(634)	12,596	(14,020)	1,314

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL RESULTS

	Nine months ended		Three months ended
	September 30		September 30
	2007	2006	2007	2006
	In US $ thousands (except per share data)

Operating income (loss)-As reported	(947)	17,207	7,728	8,194
Non-GAAP Measures:
Restructuring expenses	10,800	1,663
Operating income (loss) for the period before Non-GAAP Measures	9,853	18,870	7,728	8,194
Net income (loss) for the period-As reported	(13,758)	2,735	2,865	3,245
Restructuring expenses	10,800	1,663
Net income (loss) for the period	(2,958)	4,398	2,865	3,245
Diluted earnings (loss) per share ($)	(0.16)	0.24	0.15	0.17

Calculation of the adjusted EBITDA
Net income (loss) for the peried - As reported	(13,758)	2,735	2,865	3,245
Minority interest of subsidiaries - net	205	377	35	155
Taxes on income	3,714	4,622	1,950	1,627
Financial expenses - net	8,892	9,473	2,878	3,167
Restructuring expenses	10,800	1,663
Depreciation and amortization	9,740	11,477	3,089	4,001
Adjusted - EBITDA	19,593	30,347	10,817	12,195